[Quest Diagnostics Letterhead]

April 27, 2011

Black Horse Capital Management LLC
338 S. Sharon Amity Road, 3202
Charlotte, North Carolina 28211
Attention:  Dale B. Chappell, Director and Manager

Re:  Celera Corporation

Dear Mr. Chappell:

We are in receipt of your letter dated April 19, 2011 to Celera Corporation.

As disclosed in our filings with the Securities and Exchange Commission the transaction reflected in the Merger Agreement is Quest Diagnostics’ best and final offer for the Celera shares.

As you will also have seen from Celera’s filings with the Securities and Exchange Commission, including its investor presentation of April 19, 2011, Celera engaged in a lengthy process that considered numerous alternatives to maximize value for its stockholders before deciding to execute the Merger Agreement with Quest Diagnostics.  At the end of this process, the Celera board of directors unanimously determined, and has since reaffirmed on numerous occasions, that the transaction with Quest Diagnostics is fair to, and in the best interests, of Celera’s stockholders.

Very truly yours,

/s/ Surya N. Mohapatra
Surya N. Mohapatra